ALSTON&BIRD LLP

The Atlantic Building

950 F. Street, N.W.

Washington, DC 20004-2601

202-239-3300

Fax: 202-239-3333

www.alston.com

David J. Baum

Direct Dial: 202-239-3346

E-mail: david.baum@alston.com

October 30, 2014

VIA

EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-2521

Re:

Northern Lights Fund Trust II (File Nos. 333-174926; 811-22549):  Post-Effective Amendment No. 185 to the Trust’s Registration Statement on Form N-1A –  Innealta Capital Global All Asset Opportunity Conservative Fund, formerly the Innealta Risk Based Opportunity Conservative Fund

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust II (the “Trust”) and its series, the Innealta Capital Global All Asset Opportunity Conservative Fund, formerly, the Innealta Risk Based Opportunity Conservative Fund (the “Fund”), accompanying this letter for filing under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 485(a)(1) thereunder, is a copy of Post-Effective Amendment No. 185 to the Trust’s Registration Statement on Form N-1A (“Post-Effective Amendement No. 185”).  Post-Effective Amendment No. 185 is being filed for the purpose of changing the Fund’s name and modifiying the Fund’s investment policies as a result of the addition of “Global” to its name. Specifically, the Fund’s policies have been revised to state that the Fund will normally invest in ETFs representing at least three countries (in addition to the United States) and that the Fund will normally invest at least 40% of its total assets in ETFs representing foreign securities.    Identical changes are being made to the Innealta Capital Global All Asset Opportunity Fund, formerly the Innealta Risk Based Opportunity Moderate Fund, and the Innealta Capital Global All Asset Opportunity Growth Fund, formerly the Innealta Risk Based Opportunity Growth Fund, in Post-Effective Amendments No. 184 and No. 186 to the Trust’s Registration Statement on Form N-1A, respectively.

Please call me at (202) 239-3346 if you have any questions or comments regarding this filing.

/s/  David J. Baum

David J. Baum

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